Exhibit 99.1

Millennium Tower, 17 Ha’Arba’a St. Tel Aviv 6473917 Israel Tel. +972-3-6844700, fax. +972-3-6855002 www.midroog.co.il

GAZIT-GLOBE LTD.

MONITORING | NOVEMBER 2016

Contacts

Anna Aizenberg Ben Lulu, Senior Analyst - Primary Rating Assessor

Annaa@midroog.co.il

Eylon Garfunkel, Senior Team Head - Secondary Rating Assessor

eylong@midroog.co.il

Ran Goldstein, Vice President (Head of Real Estate)

Rang@midroog.co.il

GAZIT-GLOBE LTD.

Series Rating	Aa3.il	Stable

The rating for the bonds (A-F and I-L) issued by Gazit-Globe Ltd. is being left unchanged by Midroog, at Aa3.il with a stable outlook

Bonds in circulation that are rated by Midroog:

Bond Series	Security No.	Rating	Outlook	Final Repayment Date
A	1260165	Aa3.il	Stable	30.06.2017
B	1260272	Aa3.il	Stable	31.12.2016
C	1260306	Aa3.il	Stable	30.06.2018
D	1260397	Aa3.il	Stable	31.03.2021
E	1260421	Aa3.il	Stable	21.12.2017
F	1260405	Aa3.il	Stable	31.12.2016
I	1260462	Aa3.il	Stable	30.06.2018
J*	1260488	Aa3.il	Stable	30.09.2019
K	1260546	Aa3.il	Stable	30.09.2024
L	1260603	Aa3.il	Stable	30.06.2027

* The bond Series J is a secured series, which is backed by pledged properties in Israel

Key Rating Rationale

The rating is supported, among other things, by the favorably noteworthy business profile of the group, which is based on a broad dispersion of properties, both in its scope (as June 30, 2016, 429 properties with a GLA of 6.5 million square meters that are recorded at a fair value of NIS 83.4 billion’) and also by being spread across a large number of countries. Most activities takes place in stable countries, characterized by a high credit rating, such as the United States, Canada, Norway, Finland, Sweden, Poland and the Czech Republic. In this context, Midroog notes favorably the measures taken by group companies in recent years to improve the quality of the income-producing property portfolio, both by means of the sale and acquisition of income-producing properties and also by means of developing additional properties, resulting in a larger proportion of the portfolio being located in urban areas that enjoy positive demographic trends of population growth, growth in household income, etc.; the positioning of core properties, which are characterized as supermarket-anchored shopping centers serving the basic, daily needs of the target community and which for a long time have displayed high occupancy rates, in addition to the reasonable duration of the leases (in relation to the sector), assist in reducing to a certain extent, in the short-medium term, the cash flows exposure to a downturn in the economies in which the company is active. However, as assessed by Midroog, the company could be exposed to a certain extent to a major downturn in personal consumption in its activity markets, due, among other reasons, to changes in turnover, in population tastes and in their buying methods, such as the move to buying products over the Internet. Liquidity and financial flexibility have been outstandingly good for a considerable length of time, due to the scope of the liquidity and the unutilized credit facilities at the expanded solo level and also due to the listed shares and properties that are unpledged. This is in comparison with a conveniently spread-out repayments schedule, although the scope of repayments is significant in relation to the operating cash flows that the company generates at the expanded solo level. Nonetheless, as will be explained later, the market value of the investee companies, which has a certain impact both on the scope of the credit facilities and also on the value of the unpledged shares, is affected by the states of the markets in the original activity countries; the business profile and high financial positioning of the main investee companies, as reflected in the scope of the cash flows, the coverage ratios and the leverage of the subsidiaries, along with access to debt raising in the activity countries, positively affect the risk profile (it should be noted that the four main companies in which the company has interests are rated (according to international ratings) with an investment rating (for example, FCR, EQY and CTY have been issued a Baal rating by MOODY’S with a stable outlook)). In this connection, it should be noted that, in accordance with the company’ notice dated November 15, 2016, regarding EQY having entered into a merger agreement with Regency Centers Corporation (“REG”), a real estate investment fund (REIT), which is active in the US shopping centers sector in a similar fashion to EQY, according to the company’s data, the merger will be effected by means of an exchange of shares at a exchange ratio of 0.45 REG shares for each EQY share, which reflects a premium of 13.7% over market value for EQY’s shareholders at the aforementioned date. Upon consummation of the merger transaction, the company expects to have a 13.2% interest in the merged company and will be the largest shareholder in REG (“EQY REG transaction”). As assessed by Midroog, consummation of the transaction in accordance with the data published by the company and provided by the company to Midroog, is expected to positively affect the company’s risk profile due, among other reasons, to the decrease in leverage at the expanded solo level. Despite having a structured financing strategy, which includes substantial interest and currency hedging relative to the scope and nature of the company’s activity, the equity and minority interests are nonetheless exposed to changes in exchange rates, as shown by the significant negative effect on the scope of equity in recent years due to exchange rate changes. The company is managed and controlled by a large team of experienced and long-serving key personnel.

1 Assuming consolidation of jointly controlled companies, presented according to the equity method, and the inclusion in full of the value of partly owned properties that are managed by the company.

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However, as assessed by Midroog, the company’s robustness and coverage ratios as presented in its consolidated reports are not representative, due to the broad scope of the company’s minority interests compared with other rated companies. Likewise, the coverage ratios and the leverage ratios at the expanded solo level are not especially good in relation to the rating level; however, as stated, Midroog assumes that a certain improvement will take place should the EQY REG transaction be consummated. The company has a large scope of debt at the solo level, which is exposed to the Israeli capital market; however, the company acts to maintain and expand the scope of unutilized credit lines granted to the company by international institutions. The scope of the company’s equity has been adversely affected in recent years both by the changes in exchange rates, as mentioned above, and also by the substantial capital writeoffs made at Dori Construction Ltd. in the years 2013-2015. The degree and speed at which Dori Construction’s operations deteriorated were significant to the extent that they harmed the company’s results, as well as resulting in the company having to make an injection of more than NIS 600 million. It should be noted that, in January 2016, the company sold its entire interest in U. Dori Group Ltd. (although capital notes and loans to the Dori Group in a total amount of NIS 140 million are still shown in the company’s financial statements as of June 30, 2016).

Midroog’s base scenario factors-in maintaining the operating parameters and the positioning of the group’s properties. Likewise, the rating takes into account that the financial data of the company’s investee companies will remain stable and that a strong business profile will be maintained in the activity markets; that the current leverage ratios will be maintained and even improved in the medium-long-term, both at the consolidated level and also at the expanded solo level. Midroog’s base scenario, based on data provided by the company, takes into account an improvement in the leverage ratios resulting in the expectation that the ratio of net debt to net CAP, at the consolidated level, will stand at 52%-54% in the medium-term and that the LTV, at the solo level, will stand at 50%-55% in the medium-term, this being due, among other reasons, to: consummation of the EQY REG transaction — which, were it. not to materialize, could have a negative effect on the rating; increasing the sources of finance from international institutions in such a way as to reduce to a certain degree the company’s exposure to the Israeli capital market; stability of the ongoing cash flows derived from the dividends received from subsidiaries. Within the framework of the rating, sensitivity analyses in relation to revenues both at the consolidated level and also at the expanded solo level, as well as erosion in exchange rates, have been factored into the rating.

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GAZIT-GLOBE LTD. - KEY DATA*

FINANCIAL DATA** - CONSOLIDATED FINANCIAL STATEMENTS (in NIS M)

Key Consolidated Financial Data (in NIS M)	30.06.2016	31.12.2015	30.06.2015	31.12.2014	31.12.2013
Total income	3,062	6,150	3,040	6,270	6,818
NOI	2,126	4,184	2,071	3,329	3,454
NOI percentage	69%	68%	68%	68%	67%
Gross profit percentage	69%	68%	68%	48%	50%
EBITDA excluding revaluations	1,788	3,547	1,749	2,439	2,865
Change in the values of investment property and financial investments	821	711	480	1,053	962
Net income (after tax)	1,169	2,494	1,503	1,083	2,185
Financial debt	44,938	45,249	41,583	37,613	39,388
Liquid balances	1,550	2,366	2,331	1,317	1,309
Net financial debt	43,388	42,883	39,252	35,296	38,079
CAP	83,020	80,800	74,594	67,023	64,911
Net CAP	81,470	78,434	72,263	65,706	63,602
Share capital (excluding minority interests)	7,8567	7,512	7,454	8,023	7,802
Equity and minority interests	33,205	30,995	28,891	25,870	22,353
Total assets, excluding advances	85,800	83,910	77,806	69,680	67,660
Equity and minority interests to total assets	38.7%	36.9%	37.1%	37.1%	33.0%
Debt to CAP	54.1%	56.0%	55.7%	56.1%	60.7%
Net debt to net CAP	53.3%	54.7%	54.3%	55.2%	59.9%
FFO***		1,482		972	1,386
Debt to FFO		30.5		38.7	28.4
Net debt to FFO		28.9		37.3	27.5
Net debt to EBITDA, excluding revaluations		12.1		14.9	13.3

** In the years 2013-2014, the scope of the FFO includes losses that arose from consolidating the operations of U. Dori Group Ltd.

FINANCIAL DATA*** - EXPANDED SOLO (in NIS M)**

In NIS K	30.6.16	31.12.15	30.6.15	31.12.14	31.12.13
CAP	23,114,144	23,098,400	22,631,707	21,941,064	22,520,439
Equity	7,867,055	7,511,735	7,453,403	8,023,056	7,801,417
Gross financial debt	15,247,089	15,586,665	15,178,304	13,918,008	14,719,022
Cash and deposit balances	887,320	1,757,828	1,444,639	940,483	1,942,742
Net financial debt	14,359,769	13,828,837	13,733,665	12,977,525	12,776,279
Adjusted value of investments	24,584,305	22,497,436	21,823,931	22,932,488	22,097,236
Balance-sheet value of total investments	22,692,086	21,960,693	21,845,472	21,707,389	21,648,572
Total assets - accounting	23,719,476	23,866,546	23,454,528	22,802,479	23,762,600
Robustness Ratios
Equity and minority interests to total assets- accounting	33.2%	31.5%	31.8%	35.2%	32.8%
Equity to total assets, at market value of holdings	38.1%	33.0%	31.7%	38.5%	34.1%
Net debt to portfolio value at market value	58.4%	61.5%	62.9%	56.6%	57.8%
Gross debt to portfolio value at market value	62.0%	69.3%	69.5%	60.7%	66.5%
Debt to CAP	66.0%	67.5%	67.1%	63.4%	65.4%
Net debt to net CAP	64.6%	64.8%	64.8%	61.8%	62.1%

* In previous reports published by Midroog, there could be items to which certain adjustments might be made in the financial statements in accordance with information received from the company; therefore, there could be certain changes in some of the financial data, compared with previous reports. ** In January 2015, the company acquired shares of Atrium in an amount of € 229 million, thereby increasing its interest to 55% from 41%; consequently, the company consolidates the financial statements of Atrium with effect from the first quarter of 2015. *** The data are presented as sent to Midroog by the company.

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Details of the Key Rating Rationale

Outstandingly good spread and scope of activities; a stable and high-quality portfolio

The income producing portfolio, comprising 429 properties (as of June 30, 2016), which are spread across a large number of countries and over the years have been leased at high occupancy rates (95.7% as of June 30, 2016), has a positive impact on the company’s risk profile. This property portfolio generated NOI in a total amount of NIS 2.1 billion in the first half of 2016. It should be noted that, eliminating changes in exchange rates, there was no material change in same property rental income during the period, which reflects a downturn in this parameter’s growth (that averaged more than 3% in recent years). The aforesaid, added to the reasonable duration of the leases (in relation to the shopping center sector), contribute to the company’s ability to continue generating significant, quality cash flows for servicing the debt on the property portfolio, while reducing the short-medium-term cash flows exposure to another downturn in the economies of the activity countries. Moreover, the property portfolio is orientated toward supermarkets-anchored shopping centers, which address the daily needs of the target community and thus demonstrate high sustainability in times of crisis. In addition, the company is acting to increase the scope of its activity by enlarging and improving existing properties, while creating additional value without initiating new properties, particularly in the markets and economies where it is difficult to acquire new properties at attractive prices.

The business profile and high positioning for the group subsidiaries go some way to assuaging the risk levels resulting from, among other things, leverage and coverage ratios that are not particularly noteworthy in the context of the rating level

The strong financial profile of the main subsidiaries give the company financial and operational flexibility in relation to other rated companies. Midroog notes favorably the improvement in the financial parameters, as well as in the scope of the above companies’ activities, which provide greater certainty of dividends being received from them in the future. Consequently, despite a net investment of NIS 2.8 billion in income-producing properties, between the beginning of 2014 and the end of the second quarter of 2016 (acquisition of properties from third parties and development of properties by group companies, net of properties sold), the leverage level of the company at a consolidated level and at the expanded solo level, and of the subsidiaries, has improved. In addition to current profits, net of dividends, the aforesaid can be related to the continuing trend of equity issuances by the group companies. Thus, for example, in 2015, the group made issuances of NIS 2.9 billion, while in 2016 - through the date of this rating report, it is made issuances of NIS 1.3 billion, the majority of which were within the framework of equity issuances made by Citycon, which runs the group’s operations in Northern Europe, in addition to the equity issuances made by First Capital Realty and Equity One, which run the group’s operations in Canada and the United States, respectively, and the equity issuances made by the company. Several key parameters of the main subsidiaries are presented in the table below:

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KEY PARAMETERS OF THE MAIN SUBSIDIARIES (in NIS M)

	EQY	FCR	CTY	AIR
Currency*: NIS M	30.06.16	30.06.16	30.06.16	30.06.16
Holding interest	34.80%	37.70%	43.50%	56.10%
Income-producing investment property	18,148	24,081	17,530	10,636
Investment property under development	87	660	168	1,145
Financial debt	5,217	10,941	8,750	4,061
Liquid balances** + credit facilities	1,162	1,388	760	668
Equity and minority interests	13,278	11,865	9,810	8,764
Gazit’s share	4,625	4,473	4,266	4,919
Total assets	18,861	25,826	20,256	14,117
Q2 NOI - annualized	1,057	1,263	977	788
Property occupancy rate	96.30%	95.20%	96.50%	95.40%
Property occupancy rate in the corresponding period	95.50%	94.70%	96.00%	96.80%
Q2 FFO – annualized***	763	763	663	515
Equity and minority interests to total assets	70%	46%	48%	62%
Financial debt to FFO	6.8	14.3	13.2	7.9
Net financial debt to FFO	5.3	12.5	12	6.6

* Includes data calculated according to exchange rates as of June 30, 2016.

** Liquid balances of CTY, EQY and FCR include unutilized credit facilities.

*** FFO data are in accordance with the company’s calculations in the financial statements.

Nonetheless, as assessed by Midroog, the robustness and coverage ratios of the company, as presented in its consolidated financial statements, are not fully representative of the level of the company’s leverage, due primarily to the scope of the extensive minority interests relative to other rated companies. From the aspect of the company’s leverage ratios on an expanded solo basis, the ratio of net debt to net CAP stands at 65% and the ratio of net debt to the value of the portfolio relating to the market value of the investee companies stands at 58%; these ratios are not particularly noteworthy in the context of the company’s rating level. Based on the measures that the company intends to complete, including consummation of the EQY REG transaction — as referred to above, the leverage ratios at the expanded solo level are expected to improve; maintaining the existing ratio or even a deterioration therein in the medium term could have a certain impact on the rating or on the outlook.

Liquidity and financial flexibility have been favorably noteworthy over time, both at the solo level and also at the consolidated level

As of June 30, 2016, the company, at the expanded solo level, has liquid balances and approved, unutilized credit lines totaling NIS 2.5 billion. It should be noted that, subsequent to the above date, the scope of the company’s unutilized credit facilities increased, as a result of increasing an existing credit line with an international bank by an amount of $ 150 million. The company’s credit lines have been approved for a number of years and are usually subject to covenants — some of which are calculated according to the NAV ratio in the books and some of which are calculated according to the market value of the holdings. Bond principal repayments (at the expanded solo level) in the second half of 2016 and in 2017 amount to NIS 344 million and NIS 772 million, respectively. Despite the noteworthy scope of the company’s unutilized credit facilities relative to the current maturities of the bonds, the scope of the company’s total indebtedness amounts to NIS 15 billion at the expanded solo level (of which NIS 11 billion is accounted for by bonds), thereby giving the company a higher exposure to the Israeli capital market relative to other rated companies. In addition, the scope of the market value of the holdings is affected to a certain degree by the state of the original activity markets.

Moreover, at the expanded solo level, the company has significant financial flexibility due to the broad scope of its holdings of unpledged shares in its publicly traded subsidiaries and of its unpledged real estate at the expanded solo level, which total NIS 10 billion. Nonetheless, as was noted above, the value of the unpledged shares is also affected by the state of the markets in the activity countries of the subsidiaries. As assessed by Midroog, the company has favorably noteworthy liquidity and financial flexibility relative to its debt repayment schedule, which is spread-out in a relatively convenient fashion, and due to the quality and scope of the group’s cash flows.

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Rating Outlook

Factors that could improve the rating or the rating outlook:

●	Decrease in the overall level of the company’s liquidity, with emphasis on the expanded solo level.

●	Improvement in the operating cash flows relative to the dividend distributed.

●	Significant improvement in the long-term coverage ratio.

●	Increase in that part of the property portfolio that relates to operational property thereby bringing the company closer to deriving income from the properties.

Factors that could lower the rating or the rating outlook:

●	Deterioration in the company’s liquidity and financial flexibility.

●	No improvement over time in the robustness ratios of the company (on a solo and consolidated basis) and/or of the investee companies.

●	Significant deterioration in the investee companies’ financial positioning and the cash flows, causing harm to the company’s coverage ratios.

About the Company

The company, directly and through subsidiaries, is engaged in the acquisition, development and management of income producing properties in the United States (primarily through its holding in Equity One), Canada (through its holding in First Capital Realty), Europe (primarily through its holdings in Citycon and in Atrium European Real Estate Limited), Israel (through its holding in Gazit-Globe Israel (Development) Ltd.) and Brazil (all these companies are controlled by the company and are consolidated in its financial statements). The group’s primary focus is on the supermarket-anchored shopping centers sector. The controlling shareholder of GazitGlobe is Norstar Holdings Inc., whose controlling shareholders are Messrs. Chaim Katzman and Dori Segal. The company’s shares are listed on the Tel Aviv Stock Exchange Ltd., on the NYSE, and on the Toronto Stock Exchange (TSX).

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Rating History

Related Reports

Gazit-Globe Ltd. — Rating Action Report — August 2015

Rating of Income-Producing Real Estate Companies — February 2016

Rating of Holding Companies — December 2011

Midroog Rating Scales and Definitions

The reports are published on Midroog’s website: www.midroog.co.il

General Information

Date of the rating report:	November 22, 2016

Last date when the rating was updated:	August 25, 2015

Date when the rating was first published	October 20, 2004

Name of the rating initiator:	Gazit-Globe Ltd.

Name of the party paying for the rating:	Gazit-Globe Ltd.

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Information from the Issuer

In its ratings, Midroog relies on, among other things, information received from authorized parties at the issuer.

Local long-term rating scale

Aaa.il	Issuers or issues rated Aaa.il are those that, in Midroog’s judgment, have highest creditworthiness compared to other local issuers.
Aa.il	Issuers or issues rated Aa.il have, in Midroog’s judgment, very high creditworthiness compared to other local issuers.
A.il	Issuers or issues rated A.il have, in Midroog’s judgment, high creditworthiness compared to other local issuers.
Baa.il	Issuers or issues rated Baa.il have, in Midroog’s judgment, moderate creditworthiness compared to other local issuers, and could involve certain speculative characteristics.
Ba.il	Issuers or issues rated Ba.il have, in Midroog’s judgment, weak creditworthiness compared to other local issuers, and they involve certain speculative characteristics.
B.il	Issuers or issues rated B.il have, in Midroog’s judgment, very weak creditworthiness compared to other local issuers, and they involve significant speculative characteristics.
Caa.il	Issuers or issues rated Caa.il have, in Midroog’s judgment, very weak creditworthiness compared to other local issuers, and they involve significant speculative characteristics.
Ca.il	Issuers or issues rated Ca.il have, in Midroog’s judgment, extremely weak creditworthiness compared to other local issuers, and they are very near to insolvency, with some prospect of recovery of principal and interest.
C.il	Issuers or issues rated C.il have, in Midroog’s judgment, the weakest creditworthiness, and are usually insolvent with little prospect of recovery of principal and interest.

Note: Midroog appends numeric modifiers 1, 2, and 3 to each rating classification from Aa.il to Caa.il. The modifier ’1’ indicates that the obligation ranks in the higher end of its rating category, which is denoted by letters. The modifier ’2’ indicates a mid-range ranking and the modifier ’3’ indicates a ranking in the lower end of that category, denoted by letters

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